Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) RESOLUTIONS PASSED AT THE 2023 FIRST EXTRAORDINARY GENERAL MEETING AND APPOINTMENT OF AN EXECUTIVE DIRECTOR ------------------------------------------------------------ The board of directors (the "Board") of PetroChina Company Limited (the "Company") is pleased to announce that the 2023 first extraordinary general meeting of the Company (the "EGM") was held on 9 November 2023 at 9:00 a.m and the resolutions set out below were duly passed. ------------------------------------------------------------ The Board also wishes to notify the shareholders of the Company (the "Shareholders") of details relating to the appointment of an executive Director. Resolutions Passed at the EGM Reference is made to the notice and circular (the "Circular") of the Company dated 20 September 2023 in relation to the EGM. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the Circular. The Board is pleased to announce that the EGM was held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on 9 November 2023 at 9:00 a.m.by way of physical meeting. The EGM was convened by the Board and chaired by Mr. Hou Qijun, Vice Chairman of the Board. Save for Mr. Dai Houliang, Mr. Duan Liangwei and Mr. Cai Jinyong, all other Directors attended the EGM. Save for Mr. Cai Anhui, Mr. Jiang Shangjun, Ms. Liao Guoqin, Mr. Fu Bin, Mr. Li Zhanming and Mr. Jin Yanjiang, all other Supervisors attended the EGM. The secretary to the Board and relevant members of the senior management of the Company also attended the EGM. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association. At the EGM, the following resolutions were considered and approved by way of poll, and the poll results are as follows: Ordinary Resolutions For Against Abstain Number of Percentage Number of Percentage Number of Percentage votes cast (%) votes cast (%) votes cast (%) 1. To consider and approve A Shares 6,122,910,878 99.571003 19,467,884 0.316587 6,912,400 0.112410 the following resolution in respect

1

1.	To consider and approve the following resolution in respect of continuing connected transactions: "**THAT**, as set out in the circular dated 20 September 2023 issued by the Company to its shareholders (the "**Circular**"): the new comprehensive agreement entered into between the Company and China National Petroleum Corporation (中國石油天然氣集團有限公司) on 30 August 2023 (the "**New Comprehensive Agreement**") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the New Comprehensive Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transaction; and the non-exempt continuing connected transactions under the New Comprehensive Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved."	A Shares	6,122,910,878	99.571003	19,467,884	0.316587	6,912,400	0.112410
		H Shares	9,999,610,804	90.633591	966,890,599	8.763618	66,506,000	0.602791
		Total	16,122,521,682	93.832159	986,358,483	5.740550	73,418,400	0.427291
2.	To consider and approve the following resolution in respect of continuing connected transactions: "**THAT**, as set out in the Circular: the financial services agreement entered into between the Company and China Petroleum Finance Company Limited (中油財務有限責任公司) on 30 August 2023 (the "**Financial Services Agreement**") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the Financial Services Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such	A Shares	6,122,881,678	99.570528	19,467,784	0.316586	6,941,700	0.112886
		H Shares	9,999,288,994	90.630674	966,913,877	8.763829	66,804,532	0.605497
		Total	16,122,170,672	93.830116	986,381,661	5.740685	73,746,232	0.429199

	transaction; and the non-exempt continuing connected transactions under the Financial Services Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved."							
3.	To consider and approve the resolution of the election of Mr. Zhang Daowei as a director of the Company.	A Shares	157,028,531,980	99.971781	43,278,252	0.027553	1,046,500	0.000666
		H Shares	10,417,218,267	94.418665	600,682,604	5.444414	15,106,532	0.136921
		Total	167,445,750,247	99.607323	643,960,856	0.383068	16,153,032	0.009609
Special Resolution			**For**		**Against**		**Abstain**	
			Number of votes cast	**Percentage (%)**	**Number of votes cast**	**Percentage (%)**	**Number of votes cast**	**Percentage (%)**
4.	To consider and approve the resolution of the amendments to the rules of procedures and organization of the supervisory committee of the Company.	A Shares	157,069,761,332	99.998029	3,062,300	0.001950	33,100	0.000021
		H Shares	11,004,721,073	99.743621	13,179,798	0.119458	15,106,532	0.136921
		Total	168,074,482,405	99.981332	16,242,098	0.009662	15,139,632	0.009006

As more than half of the votes were cast in favour of the above resolutions numbered 1 to 3, those resolutions were duly passed as ordinary resolutions. As more than two-thirds of the votes were cast in favour of the above resolution numbered 4, this resolution was duly passed as a special resolution.

As at the date of the EGM:

（1） CNPC and its associates hold 150,923,565,570 A Shares and 291,518,000 H Shares. Pursuant to the Circular, CNPC and its associates were required to and did abstain from voting on the above resolutions numbered 1 and 2.

（2） in respect of the above resolutions numbered 1 and 2, the total number of Shares entitling the holders to attend and vote for or against or abstain from voting at the EGM was 31,805,894,248 (including 10,998,512,248 A Shares and 20,807,382,000 H Shares); in respect of the above resolutions numbered 3 and 4, the total number of Shares entitling the holders to attend and vote for or against or abstain from voting at the EGM was 183,020,977,818 (including 161,922,077,818 A Shares and 21,098,900,000 H Shares).

（3） save as disclosed above, (a) none of the Shareholders have stated their intentions in the Circular to vote against or to abstain from voting on any of the resolutions at the EGM, (b) there were no Shares entitling the holders to attend and abstain from voting in favour of the resolutions at the EGM as set out in Rule 13.40 of the HKEx Listing Rules, or (c) no Shareholders were required under the HKEx Listing Rules to abstain from voting on any resolutions at the EGM. None of the Shareholders voted but are excluded from calculating the poll results of the EGM.

（4） information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders and proxies who attended and voted at the EGM	628
of which: A Shares	627
H Shares	1
Total number of voting Shares held by such attending Shareholders and proxies	168,105,864,135
of which: A Shares	157,072,856,732
H Shares	11,033,007,403
Percentage of such voting Shares held by such attending Shareholders and proxies accounting for the total number of voting Shares (%)	91.850599
of which: A Shares (%)	85.822324

of which: A Shares (%) 85.822324 H Shares (%) 6.028275 The poll results were subject to scrutiny by representatives of Shareholders, Cai Yong, Supervisor, Gao Yimin and Yang Qianqian of King & Wood Mallesons and Li Jia of Computershare Hong Kong Investor Services Limited. Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-counting. Appointment of An Executive Director The Board is pleased to announce that Mr. Zhang Daowei was elected as an executive Director with immediate effect. The biographical details of Mr. Zhang Daowei are as follows: Mr. Zhang Daowei, aged 50, is a senior vice president of the Company and a member of the Party committee and vice general manager of CNPC. Mr. Zhang Daowei is a professor-level senior engineer with a doctorate degree. Since December 2015, he has successively served as the deputy general manager and executive deputy general manager of the Qinghai Oilfield Branch, the Party secretary, general manager and executive director of Southwest Oilfield Branch, general manager of the Exploration and Production Branch, general manager of the Crude Oil Marketing Branch, executive director of the Exploration and Production Branch and executive director of Oil, Gas and New Energy Branch. He was appointed as a vice president of the Company in June 2022, a member of the Party committee and vice general manager of CNPC in May 2023 and a senior vice president of the Company in June 2023. Save as disclosed above, as at the date of this announcement, Mr. Zhang Daowei (i) has not held any directorship in any other listed companies in the past three years; (ii) does not have any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) does not have any interest in the Shares within the meaning of Part XV of SFO. Save as disclosed above, as at the date of this announcement, there is no other information on Mr. Zhang Daowei that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the HKEx Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders. By order of the Board PetroChina Company Limited Company Secretary WANG Hua Beijing, the PRC 9 November 2023 As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Zhang Daowei as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.